Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

June 12, 2023
VIA E-MAIL

Kimberly A. Browning
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    CIM Real Assets & Credit Fund Post-Effective Amendment No. 6 to Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), set forth below are the Applicants’ responses to the comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 1, 2023, regarding the Fund’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-2 filed on April 18, 2023 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). Terms used but not defined herein have the meaning ascribed to them in the Registration Statement.
1.Comment: Under Item 25 of the Registration Statement, the Fund notes that Exhibit (k)(4),     the Services Agreement by and between the Fund and Ultimus Fund Solutions, LLC, will be filled by amendment. Please provide the Staff with a copy of the executed agreement as soon as possible and please confirm that Exhibit (k)(4) will be filed as an exhibit to the Registration Statement.

Response: The Fund has provided to the Staff a copy of the executed Services Agreement. The Fund confirms that the Services Agreement will be filed as an exhibit to the Registration Statement in connection with the 486B filing.

2.Comment: On page 9, please confirm that the fees the Fund pays to the Administrator are included in the Summary of Fund Expenses table.

Response: The Fund confirms that the fees the Fund pays to the Administrator are included in the Summary of Fund Expenses table and that the estimated amount has not increased as a result of the change in administrator. The Fund advises that footnote (8) to the table notes that the “Other Expenses” line item on the table includes administration fees.

3.Comment: Please revise the section titled “Co-Administrators and Accounting Agent,” beginning on page 5 to include the information required by Item 9.1(d) on Form N-2.

Response: The Fund has revised the Prospectus to reflect the staff’s comment.

4.Comment: Please confirm that the Board approved the policies and procedures of Ultimus Fund Solutions, LLC, in accordance with Rule 38a-1 of the 1940 Act. If applicable, please describe any additional approval processes the Board undertook related to the approval of Ultimus Fund Solutions, LLC as the Fund’s Administrator.

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June 12, 2023 Page 2

Response: The Fund confirms that the Board approved the policies and procedures of Ultimus Fund Solutions, LLC in accordance with Rule 38a-1.

5.Comment: Under Item 25 of the Registration Statement, the Fund notes that Exhibit (h)(2),     the Distribution Agreement by and between the Fund and Northern Lights Distributors, LLC, will be filled by amendment. Please provide the Staff with a copy of the executed agreement as soon as possible and please confirm that Exhibit (h)(2) will be filed as an exhibit to the Registration Statement.

Response: The Fund has provided to the Staff a copy of the executed Distribution Agreement. The Fund confirms that this Agreement will be filed as an exhibit to the Registration Statement in connection with the 486B filing.

6.Comment: Under Item 25 of the Registration Statement, Exhibit (k)(3), the Distribution and Shareholder Services Plan of the Registrant, has not been updated to reflect the Fund’s change in Distributor. Please update this exhibit accordingly.

Response: The Fund has adopted an Amended and Restated Distribution and Shareholder Services Plan (the “Amended Distribution Plan”) to reflect the change in Distributor, and will file the Amended Distribution Plan in connection with the 486B filing. The Fund confirms that there are no other changes to the Distribution Plan.

7.Comment: Please explain to the Staff what authority under the federal securities laws allows the Fund to adopt a new plan of distribution without shareholder approval, in light of Rule 12b-1 under the 1940 Act. In addressing Rule 12b-1, please explain why the fund changing its Distributor did not constitute an assignment of its plan of distribution resulting in its termination.

Response: The Fund advises that it did not adopt a new plan of distribution in connection with this change in Distributor, and that it amended the Amended Distribution Plan in accordance with Rule 12b-1. Under Rule 12b-1, a fund can pay intermediaries out of fund assets for distribution-related services only if such payments are made pursuant to a “12b-1 plan.” Rule 12b-1(b)(4) states that a 12b-1 plan must provide “that it may not be amended to increase materially the amount to be spent for distribution without shareholder approval and that all material amendments of the plan must be approved” by the Board. The Fund advises that it previously adopted its Distribution and Shareholder Services Plan (the “Distribution Plan”), which is a 12b-1 plan, in accordance with Rule 12b-1, and that this plan contains the language required by Rule 12b-1(b)(4). When amending and restating its Distribution Plan to change the name of the Distributor, the Fund did not “increase materially the amount to be spent for distribution,” therefore, shareholder approval of the Amended Distribution Plan was not required. Additionally, the Fund does not believe that the change in the identity of the distributor is a material change to the Plan. The Plan describes the flow of the payments to the Distributor and happens to name the Distributor, although there is no reason that it needed to do so. In fact, the Amended Distribution Plan does not name the Distributor. Nonetheless, the Board unanimously approved the Amended Distribution Plan, even though the change in Distributor was not a material change. Consequently, the Fund amended the Distribution Plan in accordance with Rule 12b-1.

The Fund respectfully advises that the Distribution Plan is a 12b-1 plan adopted by the Fund and not an agreement between parties. The Fund did not assign its Distribution Plan to another fund. The Fund also advises that it entered into a new Distribution Agreement in connection with its change in Distributor and that its previous Distribution Agreement with the prior distributor has been terminated. Rule 12b-1(b)(3)(iv) requires

June 12, 2023 Page 3

that a 12b-1 plan or related agreements include language that an agreement related to a 12b-1 plan may be (A) terminated at any time by a vote of a majority of the members of the Board who are not interested persons and have no financial interest in the plan and (B) for automatic termination in the event of its assignment. The Fund advises that this language is included, as applicable, in its Amended Distribution Plan and new Distribution Agreement. Further, while Rule 12b-1(b)(2) requires that shareholders approve a new 12b-1 plan, it does not require that shareholders approve any new agreements related to such plan. Rule 12b-1(b)(2) requires that the Board approve such agreements, and in the Fund’s case, the Board unanimously approved the new Distribution Agreement. Consequently, the Fund entered into its new Distribution Agreement in accordance with Rule 12b-1.

8.Comment: Please explain what actions the Board took to approve the new plan of distribution and the Distribution Agreement.

Response: The Board approved the Amended Distribution Plan and the new Distribution Agreement at meetings of the Board on March 29, 2023 and April 18, 2023, respectively, after discussing both the Distribution Plan and Distribution Agreement with management of the Fund.

9.Comment: Please confirm that there have been no changes, material or otherwise, to the Dealer Manager Agreement by and between the Fund and CCO Capital, LLC, as a result of the Fund’s change in Distributor.

Response: The Fund advises that it will enter into an Amended and Restated Dealer Manager Agreement with CCO Capital, LLC, prior to the filing of the 486B. The only change to the Dealer Manager Agreement is to reflect that CCO Capital, LLC has entered into the Wholesale Marketing Agreement between itself and Northern Lights Distributors, LLC. There have been no other changes to the Amended and Restated Dealer Manager Agreement. The Fund confirms that it will file such Agreement as an exhibit to the 486B filing.

10.Comment: On page 6, please revise the second sentence of the first paragraph of “Distributor and Dealer Manager” to reflect the fact that the Dealer Manager receives compensation from the Fund and thus indirectly from the Fund’s shareholders.

Response: The Fund advises that the Dealer Manager receives a portion of the sales load, as described in the Prospectus, but does not receive compensation from Fund assets.

11.Comment: On page 9, please revise footnote (6) to the Summary of Fund Expenses table to clarify to what extent the fees listed include compensation from the Fund to the Dealer Manager.

Response: The Fund respectfully advises the Staff that the fees discussed in footnote (6) are not paid to the Dealer Manager.

12.Comment: On page 6, please consider revising the second paragraph of “Distributor and Dealer Manager” to better explain the Fund’s sales loads.

Response: The Fund has revised page 6 of the Prospectus to reflect the Staff’s comments.

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13.Comment: Under Item 25 of the Registration Statement, the Fund notes that Exhibit (h)(4),     the Wholesale Marketing Agreement by and between Northern Lights Distributors, LLC and CCO Capital, LLC, will be filled by amendment. Please provide the Staff with a copy of the executed agreement as soon as possible and please confirm that Exhibit (h)(4) will be filed as an exhibit to the Registration Statement.

Response: The Fund has provided to the Staff a copy of the executed Wholesale Marketing Agreement. The Fund confirms that this Agreement will be filed as an exhibit to the Registration Statement in connection with the 486B filing.

14.Comment: On page 6, please revise the third sentence of the first paragraph to reflect that the Distributor has entered into a new wholesale marketing agreement with the Dealer Manager.

Response: The Fund respectfully declines to make this change because it believes that such change would be confusing to investors since there is no reference to the “old” wholesale marketing agreement.

15.Comment: On page 6, please revise the disclosure explain what entity pays CCO Capital, LLC pursuant to the Wholesale Marketing Agreement. Please explain to the Staff that if Northern Lights Distributors, LLC pays these fees, are these fees paid out of its own legitimate profits. If the Fund pays these fees, please confirm that these fees are reflected in the Summary of Fund Expenses table.

Response: The only entity that would provide payment to CCO Capital, LLC under the Wholesale Marketing Agreement is Northern Lights Distributors, LLC, out of its own assets.

16.Comment: Please explain, if the Board approved the Wholesale Marketing Agreement by and between Northern Lights Distributors, LLC and CCO Capital, LLC, whether the decision was unanimous.

Response: The Fund confirms that the decision to approve the Wholesale Marketing Agreement by the Board was unanimous.

17.Comment: On page 6, please revise the third sentence of the first paragraph to reflect that the Dealer Manager currently solicits purchasers in the Fund’s shares instead of “will solicit”.

Response: The Fund has revised page 6 of the Prospectus to reflect the Staff’s comment, and has revised similar disclosure throughout the Prospectus.

18.Comment: On page 6, please revise the third and fifth paragraphs of the section entitled “Distributor and Dealer Manager” to explain that the reimbursements paid by the fund to the Distributor are indirectly paid by shareholders.

Response: The fees described in the third and fifth paragraphs are the 12b-1 fees. The Fund has revised this section of the prospectus to better explain these fees. Additionally, the Fund notes that the disclosure in question already clearly stated that the payment of the “Servicing Fees” and “Distribution Fees” is governed by the Fund’ Distribution and Servicing Plan.

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19.Comment: On page 85, please consider revising the disclosure under “Plan of Distribution” to better explain the payments that are made and please also consider whether any other changes are necessary.

Response: The Fund has revised page 85 of the Prospectus to reflect the Staff’s comments.

20.Comment: Please confirm that under Item 25 of the Registration Statement, exhibits (n)(2), (n)(3), (n)(5), (r)(1), (r)(2), (r)(3) and (r)(4) will be filed by the Fund in a future post-effective amendment to the Registration Statement.

Response: The Fund confirms that exhibits (n)(2), (n)(3), (n)(5), (r)(1), (r)(2), (r)(3) and (r)(4) will be filed by the Fund in connection with the 486B filing.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at 202.383.0472.

Sincerely,

/s/ Cynthia Beyea
Cynthia Beyea

Cc:    Andrew Kwok, Esq., CIM Real Assets & Credit Fund
Lea Schild, Esq., Eversheds Sutherland (US) LLP